UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             Lorus Therapeutics Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    544191109
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                                 (CUSIP Number)


                                  Georg Ludwig
                                ConPharm Anstalt
                                  Grossfeld 10
                                 FL 9492 Eschen
                                  Liechtenstein
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 30, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                     /_/



                               Page 1 of 34 Pages

CUSIP No. 544191109

                                      13D

This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on July 24, 2006 (as amended hereby, the "Schedule 13D") by High Tech Beteiligungen GmbH & Co. KG ("HTB"); High Tech Private Equity GmbH ("HTPE"); ConPharm Anstalt ("ConPharm"); and Georg Ludwig ("Mr. Ludwig"), and relates to the common shares, no par value (the "Common Shares") of Lorus Therapeutics Inc. (the "Company")

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "All of the funds used by HTB to acquire the Common Shares came from capital contributions previously made by HTB's limited partners."

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

         "HTB has acquired Common Shares, as described in Item 5, below, for investment purposes only. Pursuant to the Share Purchase Agreement, dated July 13, 2006 (the "Share Purchase Agreement"), between the Company and HTB, represented by ConPharm, HTB has the right to nominate one nominee to the board of directors (the "Board") of the Company or, if it does not have a nominee or its nominee is not elected to the Board by the shareholders of the Company, HTB has the right to appoint an observer to the Board."

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "All conditions to the closing of the acquisition of Common Shares by HTB as set forth in the Share Purchase Agreement were satisfied and the acquisition (the "Share Acquisition") was completed on August 30, 2006. Upon consummation of the transaction, HTB acquired an aggregate 28,800,000 Common Shares from treasury (the "Treasury Shares") at a price per share of Cdn$0.36 for an aggregate subscription price of Cdn$10,368,000 (equivalent to approximately US$9,332,133 based on the noon buying rate of Cdn$1.1110 = US$1.00 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on August 29, 2006).

         HTB entered into the Share Purchase Agreement through its representative ConPharm, on authority delegated to ConPharm by HTPE, the general partner of HTB. ConPharm is the entity that exercises direct control and direction over the Treasury Shares.

         (c) Based on 204,062,548 Common Shares issued and outstanding immediately following the Share Acquisition, as disclosed in the Canadian final Short Form Prospectus of the Company, dated August 25, 2006 and filed with applicable Canadian securities regulatory authorities on August 25, 2006 (available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR)), as of the date hereof and as a result of the Share
                  Acquisition:

                  (i) HTB beneficially owns 28,800,000 Common Shares, which represents approximately 14.1% of the total issued and outstanding Common Shares;


                               Page 2 of 34 Pages

                  (ii) HTPE, through its control of HTB, is deemed to control an aggregate 28,800,000 Common Shares, which represents approximately 14.1% of the total issued and outstanding Common Shares;

                  (iii) ConPharm, is deemed to control an aggregate 28,800,000 Common Shares, which represents approximately 14.1% of the total issued and outstanding Common Shares;

                  (iv) Mr. Ludwig, through his control of ConPharm, is deemed to control an aggregate 28,800,000 Common Shares, which represents approximately 14.1% of the total issued and outstanding Common Shares;

                  (v) AVIDA, through its control of HTPE may be deemed to control an aggregate 28,800,000 Common Shares, which represents approximately 14.1% of the total issued and outstanding Common Shares; and

                  (vi) DEWB, may be deemed to control HTPE and, as a result, may be deemed to control an aggregate 28,800,000 Common Shares, which represents approximately 14.1% of the total issued and outstanding Common Shares.

                  To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D is the record or beneficial owner of, nor does any such person control, any Common Shares.

         (d)      As of the date hereof:

                  (i) none of the Reporting Persons, AVIDA or DEWB has sole power to vote or dispose of, or to direct the vote or disposition of, any Common Shares;

                  (ii) each of the Reporting Persons has shared power to vote or dispose of, or to direct the vote or disposition of, 28,800,000 Common Shares; and

                  (iii) each of AVIDA and DEWB may be deemed to have shared power to vote or dispose of, or to direct the vote or disposition of, 28,800,000 Common Shares.

                  To the knowledge of the Reporting Persons, no person named on Schedule A to this Schedule 13D has the power in his/her individual capacity to vote (or direct the vote) or dispose (or direct the disposition) of any Common Shares.

         (e) None of the Reporting Persons has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof. To the knowledge of the Reporting Persons, none of AVIDA, DEWB or any of the persons named on Schedule A has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof.



                               Page 3 of 34 Pages

         (f)      Not applicable.

         (g)      Not applicable."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "On August 30, 2006, contemporaneously with the consummation of the Share Acquisition, HTB, represented by ConPharm, entered into a registration rights agreement (the "Registration Rights Agreement") with the Company. The Registration Rights Agreement provides that HTB is entitled to demand, up to an aggregate of five times, the registration or qualification of the Treasury Shares held by HTB for resale in the United States and Canada, subject to certain restrictions. Pursuant to the Registration Rights Agreement HTB is also entitled to piggy-back registration rights to enable it to sell the Treasury Shares in connection with a public offering of Common Shares, subject to certain exceptions. These registration rights expire on June 30, 2012."

Item 7.  Material to Be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended by adding the following immediately after subsection (b) thereof:

         "(c) Registration Rights Agreement, dated August 30, 2006, by and between the Company and HTB (through its representative, ConPharm)."



                               Page 4 of 34 Pages

CUSIP No.544191109

                                      13D


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated August 30, 2006


                            HIGH TECH BETEILIGUNGEN GMBH & CO. KG


                            By:  /s/ Christian Schutte
                                -----------------------------------------------
                                Name: Christian Schutte
                                Title: Managing Director


                            By: /s/ Dr. Erich Hacker
                                -----------------------------------------------
                                Name: Dr. Erich Hacker
                                Title: Managing Director


                            HIGH TECH PRIVATE EQUITY GMBH


                            By: /s/ Christian Schutte
                                -----------------------------------------------
                                Name: Christian Schutte
                                Title: Managing Director


                            By: /s/ Dr. Erich Hacker
                                -----------------------------------------------
                                Name: Dr. Erich Hacker
                                Title: Managing Director


                            CONPHARM ANSTALT


                            By: /s/ Georg Ludwig
                                -----------------------------------------------
                                Name: Georg Ludwig
                                Title: Managing Director


                            /s/ Georg Ludwig
                            ---------------------------------------------------
                            Georg Ludwig



                               Page 5 of 34 Pages

                                INDEX OF EXHIBITS


 Exhibit
 Number                        Description

   1. Registration Rights Agreement, dated August 30, 2006, between Lorus Therapeutics Inc. and High Tech Beteiligungen GmbH & Co. KG (represented by Conpharm Anstalt).